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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ENDO Pharmaceuticals Holdings Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class Securities)

29264F205

D. E. Shaw & Co., L.P.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

Copies to:

Christopher Boies, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue
New York, NY 10022

November 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Composite Portfolios, L.L.C. FEIN 13-4152438
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 7,654,219
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 7,654,219
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,654,219
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 5.7%
14	Type of Reporting Person (See Instructions) OO

CUSIP No.		29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 3,599,041
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,599,041
11	Aggregate Amount Beneficially Owned by Each Reporting Person [1] 3,599,041
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 2.7%
14	Type of Reporting Person (See Instructions) OO

1 The 3,599,041 Common Shares set forth above include (a) 3,574,041 Common Shares owned by Valence, and (b) 25,000 Common Shares which Valence has the right to acquire through the exercise of listed call options.

CUSIP No.		29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 7,654,219
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 7,654,219
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,654,219
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 5.7%
14	Type of Reporting Person (See Instructions) OO

CUSIP No.		29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 11,276,856
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 11,286,836
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,286,836
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 8.4%
14	Type of Reporting Person (See Instructions) IN, PN

CUSIP No.		29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION David E. Shaw
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 11,276,856
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 11,286,836
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,286,836
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 8.4%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 12, 2007 (as amended, the “Schedule 13D”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

In acquiring 1,028,106 additional Common Shares owned by Composite since October 12, 2007,Composite expended approximately $28,658,990 (excluding commissions) of its working capital.  In acquiring 524,212 additional Common Shares owned by Valence since October 12, 2007, Valence expended approximately $14,430,375 (excluding commissions) of its working capital.

Item 5.	Interest in Securities of the Issuer
Item 5 of the 13D is hereby supplemented as follows:

(a), (b) Based upon the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 2, 2007, there were 134,112,148 Common Shares issued and outstanding as of October 26, 2007.  The 7,654,219 Common Shares beneficially owned by Composite (the “Composite Shares”) represent approximately 5.7% of the Common Shares issued and outstanding. The 3,599,041 Common Shares beneficially owned by Valence (the “Valence Shares”) represent approximately 2.7% of the Common Shares issued and outstanding.[2]  As of November 20, 2007, Synoptic does not hold a long position in the Common Shares.  The 7,654,219Common Shares beneficially owned by DESCO LLC represent approximately 5.7% of the Common Shares issued and outstanding.  The 11,286,836Common Shares beneficially owned by DESCO LP (the “Subject Shares”) represent approximately 8.4% of the Common Shares issued and outstanding.  The Subject Shares are comprised of (i) the Composite Shares, (ii) the Valence Shares, and (iii) 33,576Common Shares under the management of DESIM LLC (the “DESIM Shares”).

Composite has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Composite Shares. Valence has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares.  DESIM LLC has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 23,596of the DESIM Shares, and the shared power to dispose or direct the disposition of (but not the power to vote or to direct the vote of) 9,980of the DESIM Shares.  Composite disclaims beneficial ownership of the Common Shares beneficially owned by Valence and DESIM LLC; Valence disclaims beneficial ownership of the Common Shares beneficially owned by Composite and DESIM LLC; Synoptic disclaims beneficial ownership of the Common Shares beneficially owned by Composite, Valence, and DESIM LLC; and DESIM LLC disclaims beneficial ownership of the Common Shares beneficially owned by Composite and Valence.

DESCO LP, as managing member and investment adviser of Valence, investment adviser of Composite, and managing member of DESIM LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Composite Shares and the Valence Shares, and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of) 23,596of the DESIM Shares, and the shared power to dispose or direct the disposition of (but not the power to vote or to direct the vote of) 9,980of the DESIM Shares.  DESCO LLC, as Composite’s managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Composite Shares.  As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Composite Shares.  As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Composite Shares and the Valence Shares, and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of) 23,596of the DESIM Shares, and the shared power to dispose or direct the disposition of (but not the power to vote or to direct the vote of) 9,980of the DESIM Shares.  None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares directly.  By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member and investment adviser of Valence, the investment adviser of Composite, and the managing member of DESIM, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Composite, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Composite Shares and the Valence Shares, and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of), 23,596of the DESIM Shares, and the shared power to dispose or direct the disposition of (but not the power to vote or to direct the vote of) 9,980of the DESIM Shares.  David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any Common Shares other than those set forth in this Item 5.

(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Shares within the last 60 days through November 20, 2007, which were all brokered transactions, are set forth below:

2 The 3,599,041 Common Shares set forth above include (a) 3,574,041Common Shares owned by Valence, and (b) 25,000 Common Shares which Valence has the right to acquire through the exercise of listed call options.

Name	Date	Price per Share	Number of Shares Purchased/(Sold)
Composite	10/12/2007	$27.79	500
Composite	10/12/2007	$27.80	11314
Composite	10/12/2007	$28.00	80000
Synoptic	10/12/2007	$27.74	300
Synoptic	10/12/2007	$27.94	2200
Valence	10/12/2007	$27.96	3100
Valence	10/12/2007	$27.97	400
Valence	10/12/2007	$27.98	400
Valence	10/12/2007	$27.99	2500
Valence	10/12/2007	$28.00	209200
Valence	10/12/2007	$28.02	(4951)
Valence	10/12/2007	$28.03	(300)
Valence	10/12/2007	$28.04	(5971)
Valence	10/12/2007	$28.05	(4378)
Composite	10/15/2007	$27.77	3000
Composite	10/15/2007	$27.78	1100
Composite	10/15/2007	$27.79	10257
Composite	10/15/2007	$27.80	36862
Composite	10/15/2007	$27.81	681
Composite	10/15/2007	$27.82	2600
Composite	10/15/2007	$27.83	11450
Composite	10/15/2007	$27.84	7050
Composite	10/15/2007	$27.85	7000
Composite	10/15/2007	$27.87	1600
Composite	10/15/2007	$27.88	2600
Composite	10/15/2007	$27.89	3849
Composite	10/15/2007	$27.90	5751
Composite	10/15/2007	$27.91	6200
Synoptic	10/15/2007	$27.80	(1000)
Synoptic	10/15/2007	$27.82	906
Composite	10/16/2007	$27.70	3222
Composite	10/16/2007	$27.71	1778
Composite	10/16/2007	$27.72	1700
Composite	10/16/2007	$27.73	3700
Composite	10/16/2007	$27.74	3000
Composite	10/16/2007	$27.75	4650
Composite	10/16/2007	$27.76	1000
Composite	10/16/2007	$27.77	5859
Composite	10/16/2007	$27.78	5341
Composite	10/16/2007	$27.79	6600
Composite	10/16/2007	$27.80	4300
Composite	10/16/2007	$27.84	1200
Composite	10/16/2007	$27.85	7650
Synoptic	10/16/2007	$27.80	100
Synoptic	10/16/2007	$27.80	(500)
Synoptic	10/16/2007	$27.84	100
Synoptic	10/17/2007	$27.87	1200
Synoptic	10/17/2007	$27.89	(200)
Synoptic	10/17/2007	$27.90	100
Synoptic	10/17/2007	$27.90	(34)
Synoptic	10/17/2007	$27.91	76
Synoptic	10/18/2007	$27.98	(1)
DESIM LLC	10/19/2007	$27.97	3000
Synoptic	10/19/2007	$27.86	(300)
Synoptic	10/19/2007	$27.94	104
Synoptic	10/19/2007	$27.95	2
Valence	10/19/2007	$35.00	3400
Composite	10/22/2007	$27.43	10044
Composite	10/22/2007	$27.70	10856
Composite	10/22/2007	$27.75	5096
Composite	10/22/2007	$27.78	27200
Composite	10/22/2007	$27.80	46804
Synoptic	10/22/2007	$27.70	1131
Synoptic	10/22/2007	$27.83	(100)
Synoptic	10/22/2007	$27.88	(200)
Composite	10/23/2007	$27.74	28000
Synoptic	10/23/2007	$27.72	(10)
Synoptic	10/23/2007	$27.79	200
Synoptic	10/23/2007	$27.80	200
Synoptic	10/24/2007	$27.84	(100)
Synoptic	10/24/2007	$27.88	(100)
Synoptic	10/24/2007	$27.89	(200)
Synoptic	10/24/2007	$27.90	(100)
Synoptic	10/24/2007	$27.92	(200)
Synoptic	10/24/2007	$27.93	(200)
Synoptic	10/24/2007	$27.95	500
Synoptic	10/24/2007	$27.95	(100)
Synoptic	10/24/2007	$27.99	193
Synoptic	10/24/2007	$28.19	(300)
Synoptic	10/24/2007	$28.20	(100)
Composite	10/25/2007	$27.68	100
Composite	10/25/2007	$27.70	3500
Composite	10/25/2007	$27.73	2600
Composite	10/25/2007	$27.74	100
Composite	10/25/2007	$27.75	1200
Composite	10/25/2007	$27.76	100
Composite	10/25/2007	$27.77	1300
Composite	10/25/2007	$27.79	100
Composite	10/25/2007	$27.80	5200
Composite	10/25/2007	$27.83	1000
Composite	10/25/2007	$27.84	6793
Composite	10/25/2007	$27.85	2600
Composite	10/25/2007	$27.86	4200
Composite	10/25/2007	$27.87	585
Composite	10/25/2007	$27.88	200
Composite	10/25/2007	$27.89	1100
Composite	10/25/2007	$27.90	11471
Composite	10/25/2007	$27.91	100
Composite	10/25/2007	$27.93	1800
Composite	10/25/2007	$27.94	2063
Composite	10/25/2007	$27.95	5159
Composite	10/25/2007	$27.97	100
Composite	10/25/2007	$27.98	1306
Composite	10/25/2007	$27.99	1200
Composite	10/25/2007	$28.00	46123
Synoptic	10/25/2007	$27.74	(800)
Synoptic	10/25/2007	$27.77	(1100)
Synoptic	10/25/2007	$27.84	40
Synoptic	10/25/2007	$27.85	76
Synoptic	10/25/2007	$27.88	100
Synoptic	10/25/2007	$27.90	43
Synoptic	10/25/2007	$28.01	27
Synoptic	10/25/2007	$28.04	1000
Synoptic	10/25/2007	$28.04	(200)
Synoptic	10/25/2007	$28.05	(100)
Synoptic	10/26/2006	$28.26	1000
Synoptic	10/26/2006	$28.47	(501)
Synoptic	10/26/2006	$28.56	(62)
Synoptic	10/26/2006	$28.57	267
Synoptic	10/26/2006	$28.67	100
Synoptic	10/26/2006	$28.68	(100)
Synoptic	10/29/2006	$28.58	(200)
Synoptic	10/29/2006	$28.64	135
Synoptic	10/29/2006	$28.66	102
Synoptic	10/29/2006	$28.81	(876)
Synoptic	10/30/2007	$28.84	248
Synoptic	10/30/2007	$29.06	1000
Synoptic	10/30/2007	$29.23	(100)
Synoptic	10/30/2007	$29.31	(5)
Synoptic	10/30/2007	$29.39	68
Synoptic	10/30/2007	$29.46	33
Synoptic	10/30/2007	$29.50	38
Synoptic	10/30/2007	$29.58	(1000)
Synoptic	10/30/2007	$29.69	(100)
Synoptic	10/31/2007	$29.33	100
Synoptic	10/31/2007	$29.37	(200)
Synoptic	10/31/2007	$29.38	(34)
Synoptic	10/31/2007	$29.46	(200)
Synoptic	10/31/2007	$29.67	1149
Synoptic	11/1/2007	$29.18	(100)
Synoptic	11/1/2007	$29.18	2
Synoptic	11/1/2007	$29.25	(9)
Synoptic	11/1/2007	$29.34	500
Composite	11/2/2007	$27.97	2271
Composite	11/2/2007	$27.98	700
Composite	11/2/2007	$28.01	6580
Composite	11/2/2007	$28.02	1000
Composite	11/2/2007	$28.03	4064
Composite	11/2/2007	$28.04	1900
Composite	11/2/2007	$28.05	12600
Composite	11/2/2007	$28.06	7075
Composite	11/2/2007	$28.07	3883
Composite	11/2/2007	$28.08	2514
Composite	11/2/2007	$28.09	8269
Composite	11/2/2007	$28.10	18608
Composite	11/2/2007	$28.11	7912
Composite	11/2/2007	$28.12	6484
Composite	11/2/2007	$28.13	3904
Composite	11/2/2007	$28.14	2436
Composite	11/2/2007	$28.15	4800
Composite	11/2/2007	$28.16	5000
Composite	11/2/2007	$28.30	18169
Composite	11/2/2007	$28.31	3990
Composite	11/2/2007	$28.32	1393
Composite	11/2/2007	$28.33	1938
Composite	11/2/2007	$28.34	810
Composite	11/2/2007	$28.35	2700
Composite	11/2/2007	$28.36	1000
Composite	11/2/2007	$28.41	3100
Composite	11/2/2007	$28.43	100
Composite	11/2/2007	$28.44	3700
Composite	11/2/2007	$28.45	39698
Composite	11/2/2007	$28.46	800
Composite	11/2/2007	$28.47	2602
Composite	11/2/2007	$28.50	855
Composite	11/2/2007	$28.51	416
Composite	11/2/2007	$28.52	1200
Composite	11/2/2007	$28.53	1212
Composite	11/2/2007	$28.54	5794
Composite	11/2/2007	$28.55	5819
Composite	11/2/2007	$28.56	1300
Composite	11/2/2007	$28.57	1300
Composite	11/2/2007	$28.58	400
Composite	11/2/2007	$28.59	904
Composite	11/2/2007	$28.60	800
Synoptic	11/2/2007	$27.87	(26)
Synoptic	11/2/2007	$28.01	(100)
Synoptic	11/2/2007	$28.08	300
Synoptic	11/2/2007	$28.09	200
Synoptic	11/2/2007	$28.29	1000
Synoptic	11/2/2007	$28.38	(500)
Synoptic	11/2/2007	$28.42	(100)
Synoptic	11/2/2007	$28.57	(212)
Synoptic	11/2/2007	$28.59	(300)
Synoptic	11/2/2007	$28.71	(300)
Synoptic	11/2/2007	$28.77	(116)
Valence	11/2/2007	$28.16	(1302)
Composite	11/5/2007	$28.20	5000
Composite	11/5/2007	$28.21	500
Composite	11/5/2007	$28.23	26300
Composite	11/5/2007	$28.24	2900
Composite	11/5/2007	$28.25	16500
Synoptic	11/5/2007	$28.24	(100)
Synoptic	11/5/2007	$28.26	1000
Synoptic	11/5/2007	$28.27	(200)
Synoptic	11/5/2007	$28.30	(300)
Synoptic	11/5/2007	$28.31	(300)
Synoptic	11/5/2007	$28.33	(40)
Synoptic	11/5/2007	$28.36	(234)
Synoptic	11/5/2007	$28.39	(100)
Synoptic	11/5/2007	$28.40	232
Synoptic	11/5/2007	$28.46	(300)
Synoptic	11/6/2007	$28.32	29
Synoptic	11/6/2007	$28.51	(12)
Synoptic	11/6/2007	$28.60	(87)
Synoptic	11/6/2007	$28.61	(182)
Composite	11/7/2007	$27.74	900
Composite	11/7/2007	$27.81	1300
Composite	11/7/2007	$27.83	1600
Composite	11/7/2007	$27.84	1056
Composite	11/7/2007	$27.85	3200
Composite	11/7/2007	$27.86	4300
Composite	11/7/2007	$27.87	1328
Composite	11/7/2007	$27.88	1972
Composite	11/7/2007	$27.89	700
Composite	11/7/2007	$27.90	200
Composite	11/7/2007	$27.91	3744
Composite	11/7/2007	$27.92	200
Composite	11/7/2007	$27.93	1400
Composite	11/7/2007	$27.96	200
Composite	11/7/2007	$27.97	500
Composite	11/7/2007	$27.98	9800
Composite	11/7/2007	$27.99	11527
Composite	11/7/2007	$28.00	56073
Synoptic	11/7/2007	$27.83	17
Synoptic	11/7/2007	$28.00	100
Valence	11/7/2007	$27.91	(2000)
Synoptic	11/8/2007	$27.63	(235)
Synoptic	11/8/2007	$27.65	(300)
Synoptic	11/8/2007	$27.68	(100)
Synoptic	11/8/2007	$27.80	(200)
Synoptic	11/8/2007	$27.81	17
Synoptic	11/8/2007	$27.81	(300)
Synoptic	11/8/2007	$27.85	(100)
Synoptic	11/8/2007	$27.88	46
Synoptic	11/8/2007	$27.89	(100)
Synoptic	11/8/2007	$27.93	(100)
Valence	11/8/2007	$27.88	(3700)
Composite	11/9/2007	$27.15	758
Composite	11/9/2007	$27.16	1342
Composite	11/9/2007	$27.17	2100
Composite	11/9/2007	$27.18	2800
Composite	11/9/2007	$27.19	700
Composite	11/9/2007	$27.20	1600
Composite	11/9/2007	$27.21	400
Composite	11/9/2007	$27.22	2900
Composite	11/9/2007	$27.23	2300
Composite	11/9/2007	$27.24	1900
Composite	11/9/2007	$27.25	2800
Composite	11/9/2007	$27.26	2100
Composite	11/9/2007	$27.27	3300
Composite	11/9/2007	$27.28	1954
Composite	11/9/2007	$27.29	1300
Composite	11/9/2007	$27.30	600
Composite	11/9/2007	$27.31	846
Composite	11/9/2007	$27.32	300
Composite	11/9/2007	$27.37	432
Composite	11/9/2007	$27.38	2009
Composite	11/9/2007	$27.39	2400
Composite	11/9/2007	$27.40	159
Composite	11/9/2007	$27.43	724
Composite	11/9/2007	$27.44	2781
Composite	11/9/2007	$27.45	4229
Composite	11/9/2007	$27.48	1800
Composite	11/9/2007	$27.49	1287
Composite	11/9/2007	$27.50	2264
Composite	11/9/2007	$27.54	387
Composite	11/9/2007	$27.55	4613
Composite	11/9/2007	$27.56	500
Composite	11/9/2007	$27.57	2500
Composite	11/9/2007	$27.58	1200
Composite	11/9/2007	$27.59	815
Composite	11/9/2007	$27.60	900
Composite	11/9/2007	$27.61	400
Composite	11/9/2007	$27.62	600
Composite	11/9/2007	$27.65	3663
Composite	11/9/2007	$27.68	300
Composite	11/9/2007	$27.69	900
Composite	11/9/2007	$27.70	7561
Composite	11/9/2007	$27.71	100
Composite	11/9/2007	$27.75	1900
Composite	11/9/2007	$27.78	252
Composite	11/9/2007	$27.79	466
Composite	11/9/2007	$27.80	3794
Composite	11/9/2007	$27.81	2458
Composite	11/9/2007	$27.82	1706
Composite	11/9/2007	$27.83	1200
Composite	11/9/2007	$27.84	2100
Composite	11/9/2007	$27.85	3200
Composite	11/9/2007	$27.88	500
Composite	11/9/2007	$27.90	9651
Composite	11/9/2007	$27.91	249
Synoptic	11/9/2007	$27.41	14
Synoptic	11/9/2007	$27.45	(12)
Synoptic	11/9/2007	$27.63	(100)
Synoptic	11/9/2007	$27.82	1200
Synoptic	11/9/2007	$27.89	600
Composite	11/12/2007	$27.46	1002
Composite	11/12/2007	$27.51	6090
Synoptic	11/12/2007	$27.49	116
Synoptic	11/12/2007	$27.52	300
Synoptic	11/12/2007	$27.54	(9)
Synoptic	11/12/2007	$27.60	(842)
Synoptic	11/12/2007	$27.72	(10)
Synoptic	11/12/2007	$27.74	(218)
Synoptic	11/12/2007	$27.75	300
Synoptic	11/12/2007	$27.78	300
Synoptic	11/12/2007	$27.86	(44)
Composite	11/13/2007	$27.15	3429
Composite	11/13/2007	$27.17	200
Composite	11/13/2007	$27.21	600
Composite	11/13/2007	$27.22	1171
Composite	11/13/2007	$27.23	1389
Composite	11/13/2007	$27.24	1930
Composite	11/13/2007	$27.25	7510
Composite	11/13/2007	$27.26	4162
Composite	11/13/2007	$27.27	12600
Composite	11/13/2007	$27.28	2500
Composite	11/13/2007	$27.29	2200
Composite	11/13/2007	$27.30	13305
Composite	11/13/2007	$27.33	1331
Composite	11/13/2007	$27.34	3300
Composite	11/13/2007	$27.35	773
Composite	11/13/2007	$27.36	800
Composite	11/13/2007	$27.37	4000
Composite	11/13/2007	$27.38	3800
Composite	11/13/2007	$27.39	4200
Composite	11/13/2007	$27.40	5600
Composite	11/13/2007	$27.41	11400
Composite	11/13/2007	$27.42	900
Composite	11/13/2007	$27.43	100
Composite	11/13/2007	$27.44	100
Composite	11/13/2007	$27.45	1200
Composite	11/13/2007	$27.46	600
Composite	11/13/2007	$27.47	2700
Composite	11/13/2007	$27.48	500
Composite	11/13/2007	$27.49	2600
Composite	11/13/2007	$27.50	5100
Synoptic	11/13/2007	$27.08	(1000)
Synoptic	11/13/2007	$27.32	57
Synoptic	11/13/2007	$27.39	206
Synoptic	11/13/2007	$27.40	300
DESIM LLC	11/14/2007	$27.60	(300)
DESIM LLC	11/14/2007	$27.68	(200)
DESIM LLC	11/14/2007	$27.77	(200)
DESIM LLC	11/14/2007	$27.79	(200)
Synoptic	11/14/2007	$27.52	100
Synoptic	11/14/2007	$27.69	(26)
Synoptic	11/14/2007	$27.70	300
Synoptic	11/14/2007	$27.74	400
Synoptic	11/14/2007	$27.80	39
Synoptic	11/15/2007	$27.48	1000
Synoptic	11/15/2007	$27.55	200
Synoptic	11/15/2007	$27.59	300
Synoptic	11/15/2007	$27.61	(200)
Synoptic	11/15/2007	$27.71	(1200)
Synoptic	11/15/2007	$27.78	(100)
Valence	11/15/2007	$27.34	100
Valence	11/15/2007	$27.35	1000
Valence	11/15/2007	$27.36	100
Valence	11/15/2007	$27.37	400
Valence	11/15/2007	$27.38	800
Valence	11/15/2007	$27.39	400
Valence	11/15/2007	$27.40	500
Valence	11/15/2007	$27.41	400
Valence	11/15/2007	$27.43	300
Valence	11/15/2007	$27.44	600
Valence	11/15/2007	$27.45	2325
Valence	11/15/2007	$27.46	4100
Valence	11/15/2007	$27.47	5700
Valence	11/15/2007	$27.48	1600
Valence	11/15/2007	$27.49	1000
Valence	11/15/2007	$27.50	5700
Valence	11/15/2007	$27.51	6800
Valence	11/15/2007	$27.52	1257
Valence	11/15/2007	$27.53	9218
Valence	11/15/2007	$27.54	3200
Valence	11/15/2007	$27.55	6985
Valence	11/15/2007	$27.56	4015
Valence	11/15/2007	$27.57	3400
Valence	11/15/2007	$27.58	1500
Valence	11/15/2007	$27.59	100
Valence	11/15/2007	$27.60	6800
Valence	11/15/2007	$27.61	400
Valence	11/15/2007	$27.62	400
Valence	11/15/2007	$27.63	600
Valence	11/15/2007	$27.64	300
Valence	11/15/2007	$27.65	200
Valence	11/15/2007	$27.70	9800
Valence	11/15/2007	$27.71	700
Valence	11/15/2007	$27.72	1000
Valence	11/15/2007	$27.73	1443
Valence	11/15/2007	$27.74	1757
Valence	11/15/2007	$27.75	5100
Valence	11/15/2007	$27.80	2743
Valence	11/15/2007	$27.81	200
Valence	11/15/2007	$27.82	657
Valence	11/15/2007	$27.83	500
Valence	11/15/2007	$27.84	3000
Valence	11/15/2007	$27.85	2900
Valence	11/15/2007	$40.00	(1000)
DESIM LLC	11/16/2007	$27.63	200
DESIM LLC	11/16/2007	$27.65	200
Synoptic	11/16/2007	$27.30	(100)
Synoptic	11/16/2007	$27.34	(100)
Synoptic	11/16/2007	$27.46	(1144)
Synoptic	11/16/2007	$27.47	126
Synoptic	11/16/2007	$27.49	1107
Synoptic	11/16/2007	$27.50	(400)
Synoptic	11/16/2007	$27.55	(714)
Synoptic	11/16/2007	$27.58	(100)
Synoptic	11/16/2007	$27.62	100
Synoptic	11/16/2007	$27.69	100
Valence	11/16/2007	$27.37	81
Valence	11/16/2007	$27.39	100
Valence	11/16/2007	$27.45	1519
Valence	11/16/2007	$27.46	1900
Valence	11/16/2007	$27.47	6500
Valence	11/16/2007	$27.48	8000
Valence	11/16/2007	$27.49	9800
Valence	11/16/2007	$27.50	27100
Valence	11/16/2007	$27.53	561
Valence	11/16/2007	$27.54	600
Valence	11/16/2007	$27.55	7739
Valence	11/16/2007	$27.56	1000
Valence	11/16/2007	$27.57	4500
Valence	11/16/2007	$27.58	600
Valence	11/16/2007	$27.59	200
Valence	11/16/2007	$27.60	29800
Synoptic	11/19/2007	$26.84	(688)
Synoptic	11/19/2007	$26.85	100
Synoptic	11/19/2007	$26.94	333
Synoptic	11/19/2007	$26.97	394
Synoptic	11/19/2007	$26.98	246
Valence	11/19/2007	$26.76	719
Valence	11/19/2007	$26.77	16507
Valence	11/19/2007	$26.78	12904
Valence	11/19/2007	$26.79	5870
Valence	11/19/2007	$26.80	21593
Valence	11/19/2007	$26.81	200
Valence	11/19/2007	$26.82	7105
Valence	11/19/2007	$26.83	82
Valence	11/19/2007	$26.84	1000
Valence	11/19/2007	$26.85	1502
Valence	11/19/2007	$26.88	100
Valence	11/19/2007	$26.89	200
Valence	11/19/2007	$26.90	4800
Valence	11/19/2007	$26.95	16544
Valence	11/19/2007	$27.00	10200
Valence	11/19/2007	$27.01	674
Synoptic	11/20/2007	$26.24	5
Synoptic	11/20/2007	$26.32	400
Synoptic	11/20/2007	$26.41	(100)
Synoptic	11/20/2007	$26.70	(253)
Synoptic	11/20/2007	$26.93	(274)
Synoptic	11/20/2007	$26.98	(78)
Valence	11/20/2007	$26.24	1117
Valence	11/20/2007	$26.26	500
Valence	11/20/2007	$26.27	300
Valence	11/20/2007	$26.28	200
Valence	11/20/2007	$26.29	900
Valence	11/20/2007	$26.30	1100
Valence	11/20/2007	$26.33	1600
Valence	11/20/2007	$26.35	1200
Valence	11/20/2007	$26.38	700
Valence	11/20/2007	$26.39	2300
Valence	11/20/2007	$26.40	3400
Valence	11/20/2007	$26.41	100
Valence	11/20/2007	$26.42	200
Valence	11/20/2007	$26.43	500
Valence	11/20/2007	$26.44	800
Valence	11/20/2007	$26.44	(400)
Valence	11/20/2007	$26.45	400
Valence	11/20/2007	$26.46	400
Valence	11/20/2007	$26.47	1100
Valence	11/20/2007	$26.48	100
Valence	11/20/2007	$26.49	200
Valence	11/20/2007	$26.50	200
Valence	11/20/2007	$26.53	100
Valence	11/20/2007	$26.54	700
Valence	11/20/2007	$26.56	500
Valence	11/20/2007	$26.57	700
Valence	11/20/2007	$26.59	200
Valence	11/20/2007	$26.60	300
Valence	11/20/2007	$26.64	900
Valence	11/20/2007	$26.66	200
Valence	11/20/2007	$26.67	400
Valence	11/20/2007	$26.70	700
Valence	11/20/2007	$26.71	300
Valence	11/20/2007	$26.73	200
Valence	11/20/2007	$26.76	300
Valence	11/20/2007	$26.83	1100
Valence	11/20/2007	$26.85	400
Valence	11/20/2007	$26.91	300
Valence	11/20/2007	$26.97	500
Valence	11/20/2007	$26.98	200
Valence	11/20/2007	$26.99	1500
Valence	11/20/2007	$27.00	2200
Valence	11/20/2007	$27.03	400
Valence	11/20/2007	$27.04	700
Valence	11/20/2007	$27.05	300
Valence	11/20/2007	$27.06	300
Valence	11/20/2007	$27.09	397
Valence	11/20/2007	$27.11	500

The trading dates, transactions, exercises and assignments, and the price per share implied by the transactions, for all transactions by the Reporting Persons in options of the Issuer within the last 60 days through November 20, 2007, which were all brokered transactions, are set forth below.

Entity	Date	Security Description	Action	Notional number of shares	Price per Contract
Valence	10/19/2007	$35 October 2007 put	Expiry	3400	0
Valence	11/15/2007	$40 January 2010 put	Expiry	(1000)	0

(d) Other than with respect to Common Shares which Valence has the right to acquire through call options, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.

Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of November 20, 2007, Valence maintains an open short position on 21 put option contracts based upon the value of the Common Shares.  In addition to the Common Shares that it beneficially owns without reference to these contracts, Valence has long economic exposure to 2,100 Common Shares through such contracts.  Valence maintains an open short position on 50 call option contracts and therefore has short economic exposure to 5,000 Common Shares through such contracts.  Valence also maintains an open short position of 5,000 Common Shares.  These contracts and arrangements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced with any person with respect to any securities of the Issuer.

As of November 20, 2007, Synoptic maintains an open short position of 342 Common Shares.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Persons, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer as of November 20, 2007.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  November 21, 2007

D. E. SHAW COMPOSITE PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.L.C., as Managing Member

	By:	/s/ Maximilian Stone
Name: Maximilian Stone
Title: Managing Director

D. E. SHAW VALENCE PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.P., as Managing Member

	By:	/s/ Maximilian Stone
Name: Maximilian Stone
Title: Managing Director

D. E. SHAW SYNOPTIC PORTFOLIOS 2, L.L.C.
By:	D. E. SHAW & CO., L.L.C., as Managing Member

	By:	/s/ Maximilian Stone
Name: Maximilian Stone
Title: Managing Director

D. E. SHAW & Co., L.L.C.

By:	/s/ Maximilian Stone
Name: Maximilian Stone
Title: Managing Director

D. E. SHAW & Co., L.P.

By:	/s/ Maximilian Stone
Name: Maximilian Stone
Title: Managing Director

DAVID E. SHAW

By:	/s/ Maximilian Stone
Name: Maximilian Stone
Title: Attorney-in-Fact for David E. Shaw